EXHIBIT 4.1

Description of the Registrant’s Securities
Registered under the Securities Exchange Act of 1934

The following is a description of the capital stock of Consumers Bancorp, Inc. (“Consumers”). The common shares, without par value, are registered under Section 12 of the Securities Exchange Act of 1934. The preferred shares are not registered. This description is based upon Consumers’ Amended and Restated Articles of Incorporation (“Consumers’ Articles”), Consumers’ 2nd Amended and Restated Regulations (“Consumers’ Regulations”), and applicable provisions of law. Certain portions of Consumers’ Articles and Consumers’ Regulations are summarized below. This description does not describe every aspect of Consumers’ capital stock and is subject to, and qualified in its entirety by reference to, the provisions of Consumers’ Articles and Consumers Regulations, each as currently in effect and each of which is incorporated by reference as an exhibit to Consumers’ most recent Annual Report on Form 10-K, and applicable provisions of Ohio law.

Common Shares

Consumers is authorized to issue 8,500,000 common shares, without par value.

Dividend Rights. Holders of Consumers’ common shares are entitled to receive such dividends as may be declared by Consumers’ board of directors out of legally available funds, and to receive pro rata any assets distributable to holders of Consumers’ common shares upon Consumers’ liquidation.

Voting Rights. Holders of Consumers’ common shares are entitled to vote on the election of directors and upon all other matters that may be submitted to a vote of shareholders generally, with each share being entitled to one vote. Under the Ohio General Corporation Law, which this description of securities refers to as the “OGCL,” Consumers’ shareholders will have the right to cumulative voting if a shareholder provides written notice to Consumers’ President or Secretary not less than 48 hours before the time fixed for holding Consumers’ annual shareholder meeting. Upon announcement of this notice at Consumers’ annual meeting, each shareholder will have cumulative voting rights. Cumulative voting means that each shareholder may cast as many votes for the election of directors as the number of directors to be elected multiplied by the number of shares held by such shareholder. The votes may be cast for one nominee or distributed among as many nominees as the shareholder desires.

Directors are elected by a plurality of the votes cast at the meeting (i.e., the nominees receiving the highest number of votes will be elected regardless of whether such votes constitute a majority of the shares represented at the meeting). Any other matter submitted to the shareholders at a meeting at which a quorum is present will be decided by the vote of the holders of a majority of the shares represented in person or by proxy at the meeting, unless the matter is one upon which a different vote is required by applicable law, Consumers’ articles of incorporation, as amended and in effect at the time, or Consumers’ regulations, as amended and in effect at the time, in which case such express provision shall govern and control the decision of such matter. Vacancies on Consumers’ board may be filled by a majority of the directors then in office. Consumers’ Regulations authorize the removal of a director, only for cause, by a vote of the holders of a majority of the outstanding common shares entitled to vote in the election of directors, provided that no director shall be removed if the votes of a sufficient number of shares are cast against the director’s removal that, if cumulatively voted at an election of all directors of a particular class, would be sufficient to elect at least one director.

Liquidation Rights. In the event of any liquidation, dissolution, or winding up of Consumers, the holders of Consumers common shares would be entitled to receive, after payment or provision for payment of all Consumers’ debts and liabilities, all of Consumers’ assets available for distribution. Holders of Consumers’ preferred stock, if any such shares are then outstanding, may have priority over the holders of common shares or may participate (which participation may be disproportionate) with the common shares in the event of any liquidation or dissolution.

Other Rights. As set forth in the Consumers’ Articles, holders of Consumers common shares have pre-emptive rights to purchase common shares that are offered or sold by Consumers for cash, unless the common shares offered or sold are: (1) treasury shares; (2) issued as a share dividend; (3) issued or agreed to be issued for consideration other than money; (4) issued by Consumers’ board of directors; (5) issued or agreed to be issued upon the conversion of convertible shares authorized in the Consumers’ Articles, or upon exercise of the conversion conferred and authorized by Consumers’ board of directors; (6) offered to shareholders in satisfaction of their pre-emptive rights and not purchased by such shareholders, and thereupon issued and agreed to be issued for a consideration not less than that at which the common shares are so offered to shareholders, less reasonable expenses, compensation, or discount paid or allowed for sale, underwriting, or purchase of the common shares, unless by the affirmative vote or written order of the holders of two-thirds of the common shares otherwise entitled to such pre-emptive rights, if pre-emptive rights are restored as to any of such shares not theretofore issued or agreed to be issued; (7) released from pre-emptive rights by the affirmative vote or written consent of the holders of two-thirds of the shares entitled to such pre-emptive rights; or (8) released from pre-emptive rights by the affirmative vote or written consent of the holders of a majority of the common shares entitled to pre-emptive rights, for offering and sale, or the grant of options with respect thereto, to any or all employees of Consumers or its subsidiary corporations or to a trustee on their behalf, under a plan adopted or to be adopted by the board of directors for that purpose.

There are no redemption or conversion provisions applicable to Consumers common shares, and holders of Consumers common shares are not liable for any further capital call or assessment.

Transfer Agent and Registrar. The transfer agent and registrar for Consumers common shares is Computershare Shareholder Services, P.O. Box 30170, College Station, Texas 77842-3170, telephone number 800-368-5948.

Preferred Shares

Consumers’ Articles authorize it to issue 350,000 preferred shares.

Consumers’ board of directors is authorized to issue one or more classes, or one or more series within a class, of preferred shares in the future and to fix the designations, preferences, rights, powers, including voting powers, and par value, if any (or qualifications, limitations and restrictions) of such preferred shares. As a result, the board of directors could adversely affect the rights of the holders of common shares without a vote of such shareholders.

Anti–Takeover Effects of Consumers’ Articles of Incorporation and Regulations

There are provisions in Consumers’ corporate governance documents, and in the OGCL, which could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could adversely affect the market price of Consumers common shares.

Classified Board of Directors. Consumers’ Articles provide for Consumers’ board of directors to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of Consumers’ board will be elected by the shareholders each year. This classification system makes it more difficult to replace a majority of the directors and may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of Consumers. It also may maintain the incumbency of Consumers’ directors.

Business Combinations. Subject to certain exceptions, Consumers’ Articles prohibit it from consummating a “Business Combination” except with approval by the affirmative vote of the holders of shares entitling them to exercise at least 80% of the voting power of the company. Consumers’ Articles define a “Business Combination” to mean any:

●	merger or consolidation of Consumers;

●	sale, lease, exchange or other disposition of all or substantially all of Consumers’ assets; or

●	issuance or transfer of any securities of Consumers to any other entity for cash.

Consumers’ Articles do not require the affirmative vote of the holders of shares entitling them to exercise at least 80% of the voting power for any transaction described above as a “Business Combination” that is:

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with another corporation if a majority, by vote, of the outstanding shares of all classes of capital stock of such other corporation entitled to vote generally in the election of directors, considered for this purpose as one class, is owned of record or beneficially by Consumers and/or its subsidiary;

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with another corporation, person or other entity if the board of directors of Consumers shall by resolution have approved a memorandum of understanding with such other corporation, person or other entity with respect to and substantially consistent with such transaction prior to the time such other corporation, person or other entity became the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of capital stock of Consumers entitled to vote generally in the election of directors;

●	approved by resolution adopted by the affirmative vote of at least a majority of the members of the whole board of directors of Consumers at any time prior to the consummation thereof;

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with another corporation, person or other entity if, as of the date of the amendment of Consumers’ Articles to include these provisions, such corporation, person, or entity owned 10% or more of the outstanding shares of capital stock of Consumers entitled to vote in the election of directors; or

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with another corporation, person or entity if such corporation, person or entity is an heir, devisee or assign of a shareholder described in the provision immediately above that, as a result of such inheritance, devise or assignment from a shareholder described in the provision immediately above, owns 10% or more of the capital stock of Consumers entitled to vote in the election of directors.

Ohio Merger Moratorium Statute. Consumers is an “issuing public corporation” as defined under Ohio law. Chapter 1704 of the OGCL governs transactions between an issuing public corporation and:

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an “interested shareholder,” which, generally, means someone who becomes a beneficial owner of 10% or more of the shares of the corporation without the prior approval of the board of directors of the corporation; or

●	persons affiliated or associated with an interested shareholder.

For at least three years after an interested shareholder becomes such, the following transactions are prohibited if they involve both the issuing public corporation and either an interested shareholder or anyone affiliated or associated with an interested shareholder:

●	the disposition or acquisition of any interest in assets;

●	mergers, consolidation, combinations and majority share acquisitions;

●	voluntary dissolutions or liquidations; and

●	the issuance or transfer of shares or any rights to acquire shares in excess of 5% of the outstanding shares.

Subsequent to the three-year period, these transactions may take place provided that either of the following conditions are satisfied:

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the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation, or a different proportion set forth in the articles of incorporation, including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or

●	the business combination results in shareholders, other than the interested shareholder, receiving a fair price, as determined by Section 1704.03(A)(4) of the OGCL, for their shares.

If, prior to the acquisition of shares by which a person becomes an interested shareholder, the board of directors of the corporation approves the transaction by which the person would become an interested shareholder, then Chapter 1704’s prohibition does not apply. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the subject transaction is approved by the requisite vote of the shareholders or satisfies statutory conditions relating to the fairness of consideration received by shareholders, other than the interested shareholder.

Chapter 1704 does not apply to a corporation if that corporation’s articles of incorporation or code of regulations state that it does not apply. Consumers has not opted out of the application of this statute.

Ohio Control Share Statute. Section 1701.831 of the OGCL requires the prior authorization of the shareholders of an issuing public corporation in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of one-fifth or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power.

A person proposing to make an acquisition of Consumers common shares subject to Section 1701.831 of the OGCL must deliver to the issuing public corporation a statement disclosing, among other things:

●	the identity of the acquiring person;

●	the number of shares owned, directly or indirectly, by the person;

●	the range of voting power that may result from the proposed acquisition; and

●	a description in reasonable detail of the proposed control share acquisition.

Within 10 days after receiving this statement, the issuing public corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting, excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and employee-directors of the corporation as well as by certain others, including many holders commonly characterized as arbitrageurs.

Section 1701.831 does not apply to a corporation if that corporation’s articles of incorporation or code of regulations state that it does not apply. Consumers has not opted out of the application of this statute.